Reports Issued By Industry Analysts and Proxy Advisory Firm ISS Call into Question Rationale of Ashford Hospitality Trust, Inc.’s Proposed ~94% Dilutive Exchange Offers

•	Wall Street consensus estimates for AHT call for $1.0 billion of revenue in 2021 and $1.23 billion by 2022.

•	Wall Street consensus estimates for AHT call for $311 million of EBITDA in 2021 and $337 million by 2022.

•	Estimates by RW Baird and others show property level operations breakeven, possible exiting 2020.

•	ISS issues rare “cautionary” vote for AHT’s special meeting proposals noting, “Given the company’s track record of dissolute governance and inherent conflicts of interest, shareholders may rightfully have questions about the exchange offers.”

•	Cygnus Capital, Inc. continues to urge AHT common stockholders to vote AGAINST all proposals at AHT’s upcoming special meeting.

ATLANTA, GEORGIA, September 28, 2020 /PRNewswire/-- Cygnus Capital, Inc. (together with its affiliates, “Cygnus Capital”), one of the largest stockholders of Ashford Hospitality Trust, Inc. (the “Company” or “AHT”) (NYSE:AHT), beneficially owning approximately 7.8% of the Company’s outstanding common stock, today highlighted significant reservations made by Institutional Shareholder Services (“ISS”) in its report dated September 25, 2020 concerning AHT’s upcoming special meeting of stockholders scheduled to be held on October 6, 2020. In ISS’s recommendation for stockholders to proceed “with caution,” ISS noted the following:

“Over the years, unaffiliated shareholders have been subjected to egregious governance-related practices and transactions that seemed to benefit one company in the Ashford group at the expense of another, all of which one could argue were in part to perpetuate the influence and control of the Bennett family over these entities.”

“The fact that the Ashford-related companies received administrative subpoenas in June 2020 relating to an SEC investigation into related party transactions and accounting policies should also give shareholders pause when considering the merit of any company action and whether it is truly in their interests.”

“Investors that agree with the dissident's outlook for an industry recovery may likewise opt for a wait-and-see approach, particularly since the company's efficient means of value destruction have stripped the majority of the downside risk that would typically accompany such a decision.”

Despite AHT management and industry data showing the hospitality industry is improving, management would like you to believe they are diluting common stockholders because it is the only option. It is not. Diluting common stockholders seems to be the best option to keep fees flowing to AHT’s external manager, Ashford, Inc. (“AINC”), which is controlled by AHT’s insiders. Just look at the facts:

•	AHT is managed by AINC, another public company which on a fully diluted basis is owned ~70.1% by AHT’s Chairman, Monty Bennett, his father and AHT’s Chairman Emeritus, Archie Bennett, Jr., and other AHT insiders.

•	AHT and AINC have substantially the same management team.

•	AHT has been paying over $10 million/quarter in fees to AINC this year, despite the market disruption caused by COVID-19.

•	AINC paid, just two weeks ago, a $7.9 million quarterly dividend to its Series D preferred stock, nearly all of which will go to the Bennett family.

AHT common stockholders shouldn’t be essentially wiped out while the Bennett family and other AHT insiders continue to enrich themselves. AHT common stockholders have the power to stop the exchange offers by voting AGAINST the proposals to amend AHT’s corporate charter and issue common stock in the exchange offers at AHT’s upcoming special meeting (the “special meeting proposals”).

The Hospitality Industry Is Showing Signs of Recovery.

After being hit by one of the worst economic crises in history, the hospitality industry is showing signs of improvement. Third party analysts and data sources confirm a steady rebound in revenue.

•	According to Deutsche Bank and STR, for the week ending September 12, 2020, the four-week rolling average of occupancy of U.S. hotels is back to only being down ~27.1% year over year verses at the height of the crisis of being down ~77.0% in April.

•	Against a favorable year over year comp, the Labor Day weekend produced an occupancy level of only down 18.9%.

•	In geographies where COVID-19 is generally under control, such as China, occupancies are already back pre-COVID-19 levels suggesting that the U.S. recovery could be swift once a vaccine or other measures are in place.

Wall Street Analysts Predict a Significant Improvement in AHTs Revenue.

•	The consensus estimate of five leading investment banks is that AHT recovers to $1.0 billion in annual revenue next year (2021).

•	According to these models, AHT will be covering operating, debt service and preference payments starting in Q4 2021.

•	While it is likely that AHT will still have accumulated arears and expenses to pay down and may not have sufficient cashflow to pay a common dividend in 2021, these models point to the potential for cashflow sufficient to support common dividends in 2022.

AHT - Ashford Hospitality Trust

Wall Street Analyst Estimates, as of 9/27/2020

	Q2 Act.	Q3 Est.	Q4 Est	2020 Est	2021 Est	2022 Est	2023 Est

Revenue, in millions	43.1	115.6	149.8	590.0	999.9	1228.3	1303.0

Y/Y Growth	-89.6%	69.1%	-57.8%	-60.7%	69.4%	22.9%	6.1%

Source: Deutsche Bank, UBS, Janney, Baird, B. Riley FBR

If There Truly Is a Liquidity Crisis at AHT, the Independent Directors Should Immediately Do the Following:

•	Disclose the amount of the termination fee AINC claims would be due if AHT terminated its advisory agreement with AINC. It is unconscionable that this has not been disclosed to stockholders, as the AHT Board prepares to essentially wipe out the value of the existing common stock.

•	Release a comparative analysis of how the AHT Board has argued they can’t explore many alternative transactions because doing so would trigger a termination fee owed to AINC and yet they can simultaneously sign off and approve of a highly dilutive transaction to common stockholders that seems to only benefit AINC.

•	Disclose if any attempt was made to ask AINC for a reduction or forbearance of AHT’s advisory or management fees owed to AINC due to the COVID-19 crisis.

•	Disclose the weekly property level occupancy, ADR and RevPAR for every asset of AHT so that stockholders can determine and monitor the liquidity needs of the Company.

How Is AINC Flush But AHT Is Insolvent?

•	AINC was able to pay a ~$7.9 million preferred quarterly dividend just two weeks ago on September 14, 2020. This dividend annualized is $31.6 million. Nearly all of it will go to the Bennett family.

•	67% of AINC’s revenue came from AHT this year.

•	Unfortunately, AINC is controlled by the Bennett family and other insiders, while AHT is owned predominately by unaffiliated common stockholders.

•	Management has threatened to put AHT into bankruptcy if you don’t vote to approve all special meeting proposals that are necessary to consummate the exchange offers. They have already driven the stock price to $1.50. Could they do any worse? Cygnus Capital urges all common stockholders to vote AGAINST all special meeting proposals.

Many Alternatives Exist to Create Value for Common and Preferred Stockholders

1.	Do Nothing. Cygnus Capital believes the Company has sufficient cash (~$249 million as of Q2 2020) to ride out the impact of COVID-19. Cygnus Capital believes that approximately 30% of AHT’s hotels are likely at or very near property level breakeven, including debt service. The remainder of AHT’s hotels appear to need just a 10-15% increase in occupancy to achieve this goal. The industry trends are all positive. Cygnus Capital believes that lenders to AHT would generally rather extend some terms to AHT than to foreclose assets. If AHT is able to make it through this difficult period, the common and preferred stock could dramatically recover. AHT Management themselves have said $1.6B in equity value recovery is possible. Cygnus Capital agrees.

2.	Sell to a Stronger REIT. AHT Management says they can’t sell assets in an orderly way or merge with a larger REIT because a termination fee to AINC might be due. Have the independent directors of AHT formed a committee to explore a sale? Have the independent directors of AHT even asked AINC what the amount of the termination fee is? Have they explored a middle ground where AINC would stay as a third party manager for AHT’s assets inside a stronger acquiring REIT? Cygnus Capital believes many REITs or private equity firms would be interested in acquiring the AHT portfolio. AHT has quality assets. Cygnus Capital questions whether the independent directors of AHT have performed their fiduciary duty to AHT stockholders to seriously consider such options.

3.	Take on “Bridge Loan” at AHT Corporate Level. AHT Management says AHT may have to go bankrupt if the common stockholders do not approve the special meeting proposals needed to consummate the dilutive exchange offers. AHT’s share price is already down 95.5% from its 52 week high. Yet, Cygnus Capital has spoken with several capital providers who would be willing to extend a working capital line to the Company secured by the Company’s assets as a bridge loan. This line would likely carry a low double digit interest rate and standard industry covenants for a loan of this type, but it would provide a bridge for the next few quarters to give the Company more time to get back to a cash flow positive position.

4.	Reduce/Forbear Fees to AINC. Has AHT requested a reduction or forbearance in its fees payable to AINC? Why should AINC insiders and management get paid while AHT common stockholders get diluted? AINC is able to payout ~$8M every quarter to the Bennett family and yet AHT claims it is about to go broke. Follow the money, it doesn’t add up.

Cygnus Capital urges AHT common stockholders to vote AGAINST all proposals at AHT’s special meeting of stockholder to prevent the consummation of AHT’s exchange offers which will dilute common stockholders by ~94% dilution.

If you have already voted For the special meeting proposals, you have every legal right to change your vote. Vote AGAINST all special meeting proposals today!

About Cygnus Capital, Inc.

Cygnus Capital, Inc. is an integrated real estate investment and alternative asset management company focused on opportunistic, special situation, and distressed real estate investments. Cygnus targets long term, absolute returns for investors by applying a differentiated approach to real estate investing. By placing an emphasis on the acquisition, workout, and disposition of real estate debt assets characterized by their complexity, inefficiency, and niche qualities, Cygnus Capital is able to target superior, absolute returns for its investors. Cygnus Capital and its affiliates own approximately 1.9% of the outstanding shares of the Series D Preferred Stock, 2.4% of the outstanding shares of the Series F Preferred Stock, 2.4% of the outstanding shares of the Series G Preferred Stock, 4.8% of the outstanding shares of the Series H Preferred Stock, and 2.4% of the outstanding shares of the Series I Preferred Stock.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital and its affiliates.

PLEASE NOTE: Cygnus Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Source:

Christopher Swann

CEO, Cygnus Capital, Inc

cswann@cygnuscapital.com

(404) 465-3685